Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2005		2004
	(in thousands)
Fixed Charges:
Gross interest expense	$5,424		$4,228
Interest portion of rent expense	50		42

	5,474		4,270

Earnings:
Income before taxes	56,713		62,646
Plus: fixed charges	5,474		4,270
Less: capitalized interest	1,990		1,941

	$60,197		$64,975

Ratio of Earnings to Fixed Charges	11.0	x	15.2	x

	For the Years Ended December 31,
	2004		2003		2002		2001		2000
	(in thousands)
Fixed Charges:
Gross interest expense	$17,813		$15,642		$15,373		$15,034		$25,100
Interest portion of rent expense	157		129		122		46		40

	17,970		15,771		15,495		15,080		25,140

Earnings:
Income before taxes	259,416		205,999		109,586		189,404		127,743
Plus: fixed charges	17,970		15,771		15,495		15,080		25,140
Less: capitalized interest	8,358		7,300		7,975		12,042		13,739

	$269,028		$214,470		$117,106		$192,442		$139,144

Ratio of Earnings to Fixed Charges	15.0	x	13.6	x	7.6	x	12.8	x	5.5	x